

TANAKA Growth Fund

March 2015

Dear Shareholder,

"TANAKA Growth Fund (TGFRX) Earns 4-Star Morningstar Rating for the 3 Year Period Ending 2/28/15 and Receives a #1 Ranking by Lipper for the 3rd Time"

After being ranked by Lipper as #1 in our fund category in the 12 months through 10/1/12-9/30/13 (up 45.6%) and again in the 5 months ending May 31, 2014 (up 9.1%), the TANAKA Growth Fund was ranked #1 for a 3rd time. Out of 564 funds in the Multi-Cap Growth category, the TANAKA Growth Fund was ranked #1 by Lipper for the year-to-date through February 2015. Your Fund was up 12.3% vs. gains of 4.6% for the average Multi-cap Growth fund and total returns of 2.5% for the S&P500, 5.0% for the Russell 3000 Growth Index and 4.8% for the NASDAQ.

Please see the enclosed Forbes.com article which describes how we sold our energy stocks last October and added airlines, biotechs, technology and media names to our Fund holdings.

If you are interested in our analysis which led us to sell our energy stocks in early October when oil was at $85/barrel, please go to our website at: **tanaka.com** and click on: "**NEWS & RESEARCH**" to see our latest TCM Bulletin, "Shale Oil, OPEC & Deflation." In this original research, we observed how U.S. shale oil exploration is taking U.S. oil production from 11% in 2010 to 16% of global production in 2015, threatening OPEC and creating good deflation by forcing lower oil prices for years to come.

Our models on inflation, interest rates and stock valuations continue to suggest that stocks are attractively priced vs. bonds and cash equivalents.

We remain appreciative of our shareholders' confidence in our efforts. We will continue to work hard towards our overall goal of delivering superior performance for our Fund shareholders over longer periods of time.

If you are interested in adding to your Fund investment or enrolling in a monthly automatic investment plan you can call 1-877-4-TANAKA. You may also send a check written out to the TANAKA Growth Fund to:

The TANAKA Growth Fund
c/o Mutual Shareholder Services
8000 Town Centre, Suite 400
Broadview Heights, OH 44147

Please call or email us if you have any questions.

Thank you for your ongoing support!

Graham Tanaka, CFA

369 Lexington Ave., 20th Floor, N.Y., N.Y. 10017 Fax : (212) 687-2852 (212) 490-3380 E-mail: tanaka@tanaka.com







TANAKA Growth Fund (TGFRX) Earns 4-Star Morningstar Rating for 3 Year Period Ending 2/28/15 and Receives a #1 Ranking by Lipper for the 3rd Time

2012-2013: Lipper **Ranked #1** in 1-year performance **up 45.6%** through 9/30/2013
2014: Lipper **Ranked #1** in year-to-date performance **up 9.1%** through 5/31/14
2015: Lipper Ranked #1 in year-to-date performance up 12.33% through February 28, 2015

LIPPER

Fund Name	Fund Value ($) Million USD 2/28/2015	NASDAQ Ticker	% Growth Total Ret Def ExD Def 12/31/14 - 2/28/15	% Growth 365 TR Def Exd Def Ann USD 2/28/14 - 2/28/15	% Growth 365 TR Def Exd Def Ann USD 2/28/12 - 2/28/15
Lipper Multi Cap Growth Classification ranked by YTD Performance (top 16 funds per Lipper)					
TANAKA Growth Fund;R	**16.50**	**TGFRX**	**12.33**	**18.17**	**19.33**
Scotia Dynamic US Growth Fund;I	60.00	DWUGX	9.54	4.46	15.31
Morgan Stanley Institutional Opportunity Port;IS	0.10	MOPSX	8.76	8.36	NA
Morgan Stanley Institutional Advantage Port;L	7.80	MAPLX	8.74	14.77	18.63
Morgan Stanley Institutional Advantage Port;I	18.80	MPAIX	8.73	14.92	18.74
Morgan Stanley Institutional Advantage Port;IS	0.10	MADSX	8.73	14.92	NA
Morgan Stanley Institutional Opportunity Port;I	9.40	MGEIX	8.73	8.27	16.58
Morgan Stanley Institutional Advantage Port;A	6.60	MAPPX	8.68	14.52	18.36
Morgan Stanley Institutional Opportunity Port;A	195.10	MEGPX	8.63	7.82	16.21
Morgan Stanley Institutional Opportunity Port;L	31.10	MGELX	8.56	7.30	15.62
Monteagle Informed Investor Growth Fund;Inst	11.33	MIIFX	8.56	5.39	11.58
Sparrow Growth Fund;A	9.30	SGFFX	8.27	7.45	14.28
Sparrow Growth Fund;No-Load	2.10	SGNFX	8.25	7.63	14.52
Sparrow Growth Fund;C	0.40	SGFCX	8.11	6.86	15.78
Sequoia Fund	8681.30	SEQUX	8.10	12.03	18.74
Federated Kaufmann Large Cap Fund;Institutional	1014.50	KLCIX	7.72	16.23	21.99
Company Average 564 Funds			**4.63**	**11.01**	**16.89**

Source: Lipper

	Year to Date Return 12-31-14 to 2-28-15	One Year Total Return 12-31-13 to 12-31-14	Three Year Average Annual Return 12-31-11 to 12-31-14	Five Year Average Annual Return 12-31-09 to 12-31-14	Total Average Annual Return Since Inception 12-29-98 to 12-31-14
TGFRX	12.33%	6.69%	19.78%	10.36%	4.37%
Russell 3000 Growth	5.01%	12.44%	20.23%	15.88%	4.15%
NASDAQ Composite	4.80%	13.40%	22.03%	15.84%	5.04%
S&P 500	2.57%	13.69%	20.39%	15.45%	5.23%

Graham Tanaka -
President and senior investment analyst/portfolio manager for Tanaka Capital Management and the TANAKA Growth Fund.
Mr. Tanaka has over 40 yrs. experience as an analyst and portfolio manager, and 25 yrs. experience managing mutual funds.

THE FUND'S RETURN REPRESENTS PAST PERFORMANCE AND DOES NOT GUARANTEE FUTURE RESULTS. The returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Investment returns and principal values will fluctuate so that your shares, when redeemed, may be worth more or less than their original purchase price. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month may be obtained by calling 1-877-4TANAKA. The advisor has agreed to waive its fees and/or absorb expenses of the fund to ensure that total annual operating expenses do not exceed 2.45 percent of the fund's average net assets (excluding (1) extraordinary expenses and (2)dividend and interest expense to the extent necessary to maintain total operating expenses for Class R shares at 2.45% percent. The Fund is a non-diversified fund. The Fund may be subject to additional risk since it can invest in smaller capitalization companies including technology stocks, and it may invest up to 45% of its net assets in foreign securities, including multinational and emerging market securities. You should carefully consider the investment objectives, potential risks, management fees, and charges and expenses of the Fund before investing. Please read the prospectus carefully before investing as it contains this and other information about the Fund. You may obtain a current copy of the Fund's Prospectus by calling 1-877-4TANAKA. Investment return and principal value fluctuate in response to the activities of individual companies and general market and economic conditions. 'The Standard & Poor's 500 Index ("S&P 500") is a market value-weighted index, representing the aggregate market value of the common equity of 500 stocks primarily traded on the New York Stock Exchange. The S&P 500 is a widely recognized, unmanaged index of common stock prices. The figures for the S&P 500 reflect all dividends reinvested but do not reflect any deductions for fees, expenses or taxes 'The Russell 3000 Growth Index measures the performance of the broad growth segment of the U.S. equity universe. It includes those Russell 3000 Index companies with higher price-to-book ratios and higher forecasted growth values.



Gene Marcial Contributor
I have an insider's take on Wall Street
Opinions expressed by Forbes Contributors are their own.
Investing 2/14/2015 @ 9:16AM 6,322 views

Top-Ranked Pro Snaps Up Airline, Biotech And Tech Stocks After Timely Sale of Oil Holdings

Not many investment pros managed to dump their oil stocks before the price of crude started plummeting last year, but prescient investors who did obviously escaped heavy losses. The big question: Where did they invest the proceeds for greater future gains?

One top-ranked money manager, Graham Tanaka, president and senior analyst and portfolio manager at TANAKA Growth Fund (TGFRX), was one savvy investor who managed to slip out of his core oil holdings in October that not only saved him from losing a lot of money but prompted him to buy into new sectors he thought were promising but also enabled him to add to some of his holdings he believed would continue to produce mammoth gains.

Tanaka bought into airlines and added to his core holdings in technology and biotech stocks. The TANAKA Growth Fund is no slouch in stock investing. It was ranked by Lipper yesterday (Feb. 12, 2015) as No. 1 among growth funds year-to-date, with a gain of 6.88% since Dec. 31. 2014, through Feb. 12, 2015, vs. the S&P 500's 1.69% gain, and the 2.8% average gain of the Lipper 569-stock Multi-Cap Growth Fund.

The solid performance by TANAKA Growth Fund isn't a surprise as the fund also ranked No. 1 in the 5-month period through May 31, 2014, with a gain of 9.1%, and also ranked as No. 1 for one-year performance on Sept. 30, 2012, through Sept. 30, 2013, when it advanced 45.6%.

Based on its own research work, Tanaka decided to dump the fund's oil holdings, mainly Anadarko Petroleum (APC) in October at $86.65 a share which, by December had dropped to a low of $71. The TANAKA Fund had bought the stock earlier in 2014 at $75 a share.

TANAKA also sold its holdings in Carrizo Oil & Gas (CRZO) in October at $44.52 a share, which later dropped to a low of $31.70 by December. The fund purchased the Carrizo shares in 2013 at $24 a share. Both stocks have recovered some of their losses by early February as some investors have assumed that crude oil prices have bottomed.

Right after bailing out of the oils, TANAKA Fund bought shares in JetBlue Airways (JBLU) at $14.66 a share, (which has since risen to $16.74), and Alaska Air Group (ALK) at $54.68 (which has since jumped to $62). The fund also increased its exposure in biotechnology, buying into Celgene (CELG) and Amgen (AMGN), and added to its holdings in Gilead Sciences (GILD).

Graham Tanaka points out that while selling the energy stocks and buying airline shares helped boost the fund's fourth quarter results, its huge returns were largely due to its diverse holdings in technology and healthcare. Among the big contributors: Apple (AAPL), which gained over 13.3% from Dec. 31, 2014, to Feb. 12, 2015; Valeant, up 14.8%; Synaptics (SYNA), up 14.8%; Helen of Troy (HELE), up 19.2%; Gilead, up 6.4%, and Lions Gate Entertainment (LGF), up 10.7%.

For 2015, Tanaka is betting on three stocks he believes will be among the best performers: Apple, Synaptics, and Gilead. Tanaka figures that Apple, now trading at $126 a share, should advance to $157 in 12 months, and Synaptics, now at $79, will hit $100. And Gilead, now at $101, should climb to $165 a share, figures Tanaka.

Tanaka notes that these three stocks are all selling at a significant discount to the market's multiple of about 16 on next year's earnings estimate. He predicts that over the next five years, Apple, Synaptics and Gilead will see their earnings rise well above the market's expected growth rate of about 8%.

"All three companies have very high profit margins, strong free cash flow, and clean balance sheets, with cash well in excess of debt," says Tanaka.

TANAKA GROWTH FUND's largest holding is Apple, which "demonstrated in the last few quarters that its premium priced products have great appeal in the fast growing Asian market, having the potential to sell more than half of smartphones sold in China," notes Tanaka. He expects Apple can achieve earnings growth of 15% annually over the long-term powered by new products, acquisitions, and stock buybacks.

Synaptics, a company transitioning from a one-product company supplying touch controller components for PC touch pads into a supplier of integrated touch controller and display modules, as well as fingerprint sensors for smartphones, tablets and other devices. The company has more than doubled its "total available market" through two timely acquisitions of leaders in display modules and fingerprint sensors, notes Tanaka. And it is just beginning to get traction in these new markets from new and existing customers, he adds.

The stock remains undervalued, he says, as it is only selling at 11.8 times estimated 2016 earnings of $6.78 a share. Tanaka's 12-month price target of $108 a share is based on a market multiple given its prospects for long-term growth of 15% to 20% a year.

And Gilead, a leading biopharmaceutical company with a demonstrated track record for developing important compounds, has developed a family of superior products that dominate the HIV market and will be doing the same for Hepatitis C. Its R&D pipeline is addressing new therapeutic areas, including various cancers and non-alcoholic steatohepatitis or fatty liver disease, Hepatitis B, and other liver ailments. Tanaka's 12-month price target of $165 a share reflects a market conservative multiple of 16 times 2016 earnings forecast of $10.40 a share.